FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                               29th July 2003


                              CRH Acquisition



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).



This report on Form 6-K is deemed to be incorporated by reference in the prospectus contained in the registration statement on Form F-3
(No.333-13648) and the registration statements on Form S-8 (Nos. 333-90808, 333-6040, 333-8720, 333-10430, 333-13308 and 333-103656) of CRH plc, and to be
part thereof from the date on which this Report has been filed, to the extent not superceded by documents or reports subsequently filed or furnished.



Enclosure:  Acquisition



 N E W S   R E L E A S E

                                                                  29th July 2003

                      CRH TO ACQUIRE MAJOR DUTCH BUSINESS

                              IN LARGEST EVER DEAL





CRH plc, the international building materials group, announces that it has reached agreement in principle to acquire the distribution and building products operations of Cementbouw Handel & Industrie ("Cementbouw") for a total cash consideration, including debt assumed, of euro 646 million. In addition, CRH has also reached conditional agreement to invest a total of euro 47 million for a 45% stake in a leveraged buyout of Cementbouw's materials operations. Subject to the necessary consultations and regulatory approvals, both transactions are expected to close in the fourth quarter of the year.



Commenting on the proposed transactions, Liam O'Mahony, CRH Chief Executive said:



"With its first class operations in the Dutch market, Cementbouw has long been an acquisition target for CRH and represents an excellent strategic fit with CRH's existing operations in the Netherlands. It would firmly establish the enlarged group as a major national player in both the retail DIY and wholesale merchanting sectors and strengthen CRH's depth and range of manufactured clay and concrete products. We believe that the integration of Cementbouw with CRH's businesses in the Netherlands creates opportunities to realise significant operational synergies while also providing a strong base for further growth. The intended 45% joint venture investment in Cementbouw's materials operations would enable CRH to participate in profitable established segments of the Dutch construction market where we are not already present and should provide opportunities for further development.



Completion of this acquisition would bring our cumulative spend in 2003 on acquisitions and investments to over euro 1.2 billion. Our financial capacity to make other acquisitions is strong, and our development teams remain busy; we expect to deliver a further good level of development spend in the remaining five months of the year."



Cementbouw is a leading Dutch building materials group. These operations would be integrated with CRH's existing Distribution, Clay Products and Concrete Products groups.



Cementbouw's Distribution operations, which comprise both DIY and builders merchanting activities, are concentrated primarily in the northern and northeastern provinces of the Netherlands. They are an excellent strategic fit with CRH's existing operations which are predominantly in the south of the country. Combining the two businesses would give the enlarged group national coverage and provide opportunities for economies of scale, synergy in back office operations and sharing of best practice.



Cementbouw's DIY division is the second largest Intergamma franchisee, operating a total of 54 GAMMA and Karwei stores. Combining these stores with CRH's 75 GAMMA/Karwei outlets in Benelux would result in annual DIY sales for the enlarged group of in excess of euro 650 million and consolidate CRH's position as a leading player in the Dutch market.



In the builders merchanting segment, Cementbouw's 36 stores supply a broad range of building products used in the construction and renovation of mainly residential buildings. CRH's 48 merchanting stores are located chiefly in the southern provinces of the Netherlands. The combination of the two geographically complementary merchanting operations would create a strong nationwide organisation with annual sales of approximately euro 600 million.



Cementbouw's building products businesses manufacture sand-lime bricks (an important product segment in the Netherlands) as well as clay and concrete pavers, concrete flooring, walling and foundation products. The clay and concrete businesses would complement CRH's existing operations in these sectors, while the addition of sand-lime bricks would form a natural extension to the product range currently offered by CRH.



Cementbouw's materials operations, in which CRH intends to take a 45% stake, include a major Dutch trader in cement, fly-ash and aggregates plus a Top 3 readymixed concrete producer in the Netherlands. Its logistics operations comprise strategically located storage depots and a fleet of trucks and inland ships. The combined net sales for this division in 2002 amounted to EUR260 million.





Contact CRH at Dublin 404 1000 (+353 1 404 1000)



Liam O'Mahony Chief Executive

Harry Sheridan Finance Director

Myles Lee Finance Director Designate

Brian Hill Managing Director, CRH Europe Products & Distribution





CRH will host an analysts' conference call at 3:00 p.m. BST on 29th July 2003 to discuss this acquisition. The dial-in number is +44 207 162 0180.

A presentation complementing this announcement, which will be used during the conference call, will be available on CRH's website on www.crh.com.

A recording of the conference call will be available from 4:30 p.m. BST on 29th July 2003 by dialling +44 208 288 4459. The security code for the replay will be 343132.





Notes to Editors

CRH is an international building materials group employing c. 50,000 people at over 1,600 locations in 23 countries worldwide. In 2002, CRH achieved sales of euro 10,794 million, roughly 60% of which arose in the Americas, and profit before tax of euro 856 million.

CRH remains focused on making bolt-on acquisitions, complemented by larger strategic deals where they offer excellent value. CRH has 14 development teams working around the world to build market knowledge and establish strong relationships with potential acquisitions. In the first half of 2003, CRH announced 20 acquisitions with a total value of over EUR550m. CRH has made over 300 acquisitions between 1996 and the present day, totalling over EUR7 billion, excluding today's deal.



CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353.1.4041000
                               FAX +353.1.4041007

   E-MAIL mail@crh.com WEBSITE www.crh.com Registered Office, 42 Fitzwilliam
                           Square, Dublin 2, Ireland


                                  SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:29th July 2003



                                                    By: ___/s/ M. P. Lee___

                                                        M. P. Lee
                                                   Finance Director Designate